JAMESON STANFORD RESOURCES CORPORATION

10785 West Twain Ave., Suite 200

Las Vegas, NV 89135

Phone (702) 933-0808

September 3, 2013

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
John Coleman

Re:	Jameson Stanford Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 16, 2013
File No. 000-54405

Dear Mr. Reynolds:

Jameson Stanford Resources Corporation (the “Company”) is in receipt of the staff’s August 23, 2013 comment letter. Following are the Company’s responses to the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed April 16, 2013.

Item 1. Business page 4

Comment 1. We note your disclosure regarding initiating start-up activities. In future filings, please clarify if your business strategy entails extracting mineralized materials prior to defining a mineral reserve.

Response 1: The Company will clarify in its future filings its disclosure regarding its start-up activities to the extent such disclosure is applicable as of the future date.

Comment 2. Additionally, please note that the terms exploration stage, development stage, and production stage have specific meanings under Industry Guide7. Without a mineral reserve as defined in section (a) of Industry Guide 7, a company must be in the exploration stage. Exploration stage companies should not use the terms development, production, or associated terms to describe a mineral property. In future filings, please remove all references to development or production that imply mineral extraction without a reserve.

Response 2: The Company will remove from its future filings all references to development or production that imply mineral extraction until such time as it has obtained a mineral reserve as defined in section (a) of Industry Guide 7 to the extent such disclosure is applicable as of the future date.

Comment 3. We note your use of the term ore in several instances in your filing. Pursuant to section (a)(1) of Industry Guide 7 the term ore is commensurate with the term reserve. In future filings, please remove the term ore from your disclosure until you have established proven or probable reserves.

Response 3: The Company will remove from its future filings all references to the term ore from its disclosure until such time as it has established proven or probable reserves to the extent such disclosure is applicable as of the future date.

John Reynolds, Assistant Director

Securities and Exchange Commission

September 3, 2013

Comment 4. We note your disclosure of a specific grade of concentrate. In future filings please remove specific concentrate grades until defined by an appropriate feasibility study.

Response 4: The Company will remove from its future filings all references to specific grades of concentrate until such time as such grades have been defined by an appropriate feasibility study to the extent such disclosure is applicable as of the future date.

Item 2. Properties page 18

Comment 5. In future filings, please fully discuss the mineral rights for your Ogden Bay Minerals project including the nature of your ownership or interest in the property and the terms of all underlying agreements and royalties.

Response 5: The Company will provide additional disclosure regarding its mineral rights for the Ogden Bay Minerals project including the nature of its ownership or interest in the property and the terms of all underlying agreements and royalties to the extent such disclosure is applicable as of the future date.

Comment 6. In future filings, please disclose the information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect and clarify your intentions. For each material property include the following information:

●	An outline of the process by which mineral rights are acquired at the location and details concerning the basis of entitlement and duration rights.

●	Include identifying information and dates of recording to enable the claims to be distinguished from other claims that may exist in proximity to your properties. For instance, include the property name, claim number, grant number, and mining concession name or number, recording date, and expiration date. If necessary, include this information as an exhibit to your filing.

●	The conditions that must be met to retain your rights, claims, or leases including the quantification and timing of all necessary payments.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with section (b)(2) of Industry Guide 7.

Response 6: The Company will provide additional disclosure regarding its mineral rights as outlined in this comment to the extent such disclosure is applicable as of the future date.

Comment 7. In future filings, please disclose the information required under section (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

●	A description of any work completed on the property and its present condition.

●	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

John Reynolds, Assistant Director

Securities and Exchange Commission

September 3, 2013

●	A description of equipment, infrastructure, and other facilities.

●	The current state of exploration of the property.

●	The total costs incurred to date and all planned future costs.

●	The source of power and water that can be utilized at the property.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response 7: The Company will provide additional disclosure regarding its mineral rights as outlined in this comment to the extent such disclosure is applicable as of the future date.

Comment 8. In future filings please expand your disclosure concerning the exploration plans for your properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

●	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

●	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●	If there is a phased program planned, briefly outline all phases.

●	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

●	Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response 8: The Company will provide additional disclosure regarding its exploration plans as outlined in this comment to the extent such disclosure is applicable as of the future date.

Comment 9. In future filings please provide an overview of the exploration and mining permit requirements for your properties. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, and a discussion pertaining to the time frame to obtain any permits or approvals.

Response 9: The Company will provide additional disclosure regarding the exploration and mining permit requirements for its properties as outlined in this comment to the extent such disclosure is applicable as of the future date.

Comment 10. It appears you have produced and sold mineralized materials from you Ogden Bay Minerals project. In future filings please disclose a summary of your annual production including production tonnages, sales tonnages, sales prices, and costs.

John Reynolds, Assistant Director

Securities and Exchange Commission

September 3, 2013

Response 10: The Company will provide additional disclosure regarding its production from its Ogden Bay Minerals project as outlined in this comment to the extent such disclosure is applicable as of the future date.

Finally, we acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jameson Stanford Resources Corporation

By:	/s/ Michael Stanford
Michael Stanford, Chief Executive Officer

cc: Laura Anthony, Esq. (via email lanthony@legalandcompliance.com)